D. Boral ARC Acquisition I Corp.

10 E. 53rd Street, Suite 3001

New York, NY 10022

July 23, 2025

VIA EDGAR & TELECOPY

Division of Corporation Finance

Office of Technology

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	D. Boral ARC Acquisition I Corp. (the “Company”)
Registration Statement on Form S-1
(File No. 333-286810) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Time on July 29, 2025, or as soon thereafter as practicable.

Very truly yours,

D. Boral ARC Acquisition I Corp.

By:	/s/ David Boral
	Name:	David Boral
	Title:	Chief Executive Officer